PHOENIX

April 4, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

The Phoenix Companies, Inc.
Application for Withdrawal of Registration Statement on Form S-3
                                           File No. 333-160020

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), The Phoenix Companies, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-160020) initially filed with the Commission on June 17, 2009.

The Company is seeking withdrawal of the Registration Statement because it has determined not to pursue the contemplated public offering at this time.  The Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for offset against the filing fee for any future registration statement.

If you have questions or require additional information, please contact the Company’s counsel, Alan H. Paley of Debevoise & Plimpton LLP, at 212-909-6694.

Sincerely yours,

/s/ Peter Hofmann

Peter Hofmann